bid2bed

Browse. Bid. Book.



bid2bed
Browse. Bid. Book.

New York, NY

When

Guests

Browse   Bid

Mission

Leveraging our founders' 7 years of combined operating experience in the industry, we will develop and scale up a **new bidding platform** that addresses the major shortcomings of other vacation rental marketplaces.

Experience

Our previous company generated **$2.2 million** in net bookings in 2016 without raising any external capital. Customers of approximately 60 nationalities booked **11,350 nights** in 4 cities.

bid2bed
Browse. Bid. Book

The Problem



Suboptimal usage of inventory listings

Hosts are unable to dynamically match or lower their listing prices in real time to meet demand in off-peak periods to fill vacancies.



Lack of inventory splits

Guests are unable to easily split their stay in multiple locations to save money.



High fees

Hosts pay 3% in addition to guest fees of 8 to 12%.



No profit sharing

Hosts cannot receive any additional funds on their base rate.

bid2bed ©
Browse. Bid. Book

The Solution



Real-time bidding

Hosts can dynamically set pricing based on real-time demand and fill unused inventory, while guests can book apartments that would otherwise be more expensive.



Lower host fees

Hosts might be charged 1% processing fee



Split inventory optimization

Guests can split their stay in multiple nearby locations to save money.



Hosts extra profit

Hosts can earn extra profits on each booking through the platform.

bid2bed Ⓒ
Browse. Bid. Book

Business Model

Core #1 – 1st Stage:

We take **9%** commission (plus CC's fees) on each transaction.

Core #2 – 2nd Stage:

Bridging the gap between the supply & demand by **Bidding War Platform**

Core #3 – 3rd Stage:

Advertising Model by **Premium Platform.**

bid2bed
Browse. Bid. Book

Business Model Comparison

Features	 airbnb	 VRBO	 bid2bed
Guest Fees	12%-15%	8%–12%	10%-11.6%*
Host Fees	3%	3%	Up to 1%
Real-Time Bidding War	✖	✖	✔
Inventory Splits	✖	✖	✔
Host Revenue Share	✖	✖	✔
Advertising Model	✖	✔	✔
Flexible Cancelation Policies	✖	✖	✔

* Including CC's Fees

bid2bed
Browse. Bid. Book

Stats to Date – Outdated Platform

	2015	2016
Bookings	745	947
Nights Booked	8,596	11,350
Avg. Nights/Booking	11.5	12
ADR	$213	$193
Net Bookings	$1.83M	$2.2M
Total Revenues	$359 K	$591 K

bid2bed
Browse. Bid. Book

The Market

1 Million +
Vacation rental properties in the US alone



$193 billion
Global vacation rental market by 2021



7% CAGR 2018-2021
Huge growth potential for other players



$2.7 billion
Airbnb 2017 projected revenue still single digit penetration



75.4 million
Tech-savvy Millennials between the ages of 18 and 34 to replace Baby Boomers as dominant consumer group by 2018

bid2bed
Browse. Bid. Book

Competition

























airbnb

FLIPKEY by tripadvisor

Ctrip 携程

HomeAway

roomorama

onefinestay

VRBO

WIMDU

9flats.com

Home escape

tujia 途家

bid2bed
Browse. Bid. Book

How We Get There



Host Signups

- Contact scraping (i.e., HomeAway/VRBO)
- Facebook campaigns & Google ads
- Tradeshows and conventions
- API Integration as platform with leading channel managers and PMS
- Host software



User Signups

- Facebook campaigns
- Google ads
- SEO and remarketing
- Other sites
- Travel agents
- Corporate accounts



Technology

- Real-time bidding platform
- Dynamic pricing algorithm
- Special rate technology



Operations

- Payment processing
- Well-experienced teams
- Events for local hosts in different cities in order to maintain and grow the community

bid2bed
Browse. Bid. Book.

The Ask



We are seeking **18** months financing **for:**





Online and mobile development of new platform



Sales and marketing



Recruiting in order to create the best team experience

bid2bed
Browse. Bid. Book

It is emphasized that the bid2bed's assessment concerning the estimates, schedules, profitability and so forth represents forward-looking information based on the bid2bed's experience. These parameters are highly dependent on the receipt of approvals from the local authority and the composition of the approving committee, alongside stable economic conditions, and there is, consequently, no certainty that the above information will materialize.

Financials Unit Economics – Expected Year 1

Avg. Daily Rate	X 5.5 Nights = Avg. Booking	Commissions @ ~1% Host @11.6% Guest = Gross Revenue/Booking	Less: Credit Card @ 3.2%	bid2bed **Net Revenue/Booking**
$128	**$704**	**$89**	**$23**	**$66**

It is emphasized that the bid2bed's assessment concerning the estimates, schedules, profitability and so forth represents forward-looking information based on the bid2bed's experience. These parameters are highly dependent on the receipt of approvals from the local authority and the composition of the approving committee, alongside stable economic conditions, and there is, consequently, no certainty that the above information will materialize.

bid2bed ©
Browse. Bid. Book

Management Team



Eyal Lemberg
Co-Founder
CEO



Roee Keren-Tzur
Co-Founder
Business Development



Ido Solomon
Co-Founder
COO



Itzik Lerner
VP
CTO

bid2bed
Browse. Bid. Book



Thank you

bid2bed ©
Browse. Bid. Book